

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2014

<u>Via E-Mail</u>
Pierre Quilliam
Chief Executive Officer
Silver Falcon Mining, Inc.
1001 3rd Ave., West
Bradenton, FL 34205

       Re: **Silver Falcon Mining, Inc.**
              Form 10-K for the Year Ended December 31, 2013
              Filed April 15, 2014
              File No. 000-53765

Dear Mr. Quilliam:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/Tia L. Jenkins

                          Tia L. Jenkins
                          Senior Assistant Chief Accountant
                          Office of Beverages, Apparel, and Mining